EXHIBIT 14.1

CODE OF ETHICS

for

EAGLE FAMILY FOODS HOLDINGS, INC.

and

EAGLE FAMILY FOODS, INC.

This Code of Ethics applies to all executive officers of Eagle Family Foods Holdings, Inc. and its subsidiary Eagle Family Foods, Inc. (collectively, the “Company”). The Company expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by all procedures adopted by the Company that govern the conduct of its employees.

You agree to:

•	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by the Company;

•	Comply fully with applicable governmental laws, rules and regulations; and

•	Promptly report any possible violations of this Code of Ethics to the Chief Executive Officer of the Company or the Board of Directors, as appropriate.

You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

If you have any questions regarding the best course of action in a particular situation, you should promptly contact the Chief Executive Officer of the Company or the Board of Directors, as appropriate. You may choose to remain anonymous in reporting any possible violation of this Code of Ethics.

Your Personal Commitment to the Code of Ethics

I acknowledge that I have received and read the Code of Ethics for Eagle Family Foods Holdings, Inc. and Eagle Family Foods, Inc., dated August 2004, and understand my obligations as an officer to comply with the Code of Ethics.

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